UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____ )*

ONDAS HOLDINGS INC.
(Name of Issuer)

Common Stock (Title of Class of Securities)

68236H 10 5 (CUSIP Number)

December 31, 2018 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	68236H 10 5	Page 2 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		ROBERT J. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP				(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	11,051,500
	6	SHARED VOTING POWER	—
	7	SOLE DISPOSITIVE POWER	11,051,500
	8	SHARED DISPOSITIVE POWER	—
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON			11,051,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES				☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9			21.9%
12	TYPE OF REPORTING PERSON			IN

CUSIP No.	68236H 10 5	Page 3 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		ENERGY CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		11,051,500		(a) ☐ (b) ☐
3	SEC USE ONLY		—
4	CITIZENSHIP OR PLACE OF ORGANIZATION		U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	11,051,500
	6	SHARED VOTING POWER	—
	7	SOLE DISPOSITIVE POWER	11,051,500
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON			11,051,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES				☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9			21.9%
12	TYPE OF REPORTING PERSON			OO

CUSIP No.	68236H 10 5	Page 4 of 6

Item 1(a).	Name of Issuer:	ONDAS HOLDINGS INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices:	165 Gibraltar Court
Sunnyvale, CA 94089

Item 2(a).	Name of Person Filing:	Robert J. Smith

Item 2(b).	Address of Principal Business Office or, if None, Residence:	13650 Fiddlesticks Blvd.
Suite 202-324
Ft. Myers, FL 33912

Item 2(c).	Citizenship:	U.S.

Item 2(d).	Title of Class of Securities:	Common Stock

Item 2(e).	CUSIP Number:	68236H 10 5

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No.	68236H 10 5	Page 5 of 6

Item 4.	Ownership.

	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:		11,051,500

		Robert J. Smith, sole owner/member of Energy Capital, LLC

	(b)	Percent of class:		21.9%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote	11,051,500

		(ii)	Shared power to vote or to direct the vote	—

		(iii)	Sole power to dispose or to direct the disposition of	11,051,500

		(iv)	Shared power to dispose or to direct the disposition of	—

CUSIP No.	68236H 10 5	Page 6 of 6

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.	N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A

Item 8.	Identification and Classification of Members of the Group.	N/A

Item 9.	Notice of Dissolution of Group.	N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 31, 2019

Signature:	/s/ Robert J. Smith
Name:	Robert J. Smith
Title:	Individually and as Sole Owner/Member of Energy Capital, LLC